Greg Cope gcope@velaw.com

Tel +1.202.639.6526 Fax +1.202.879.8916

June 4, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Nicholas P. Panos

Re:	Bimini Capital Management, Inc. Schedule TO-I Filed May 27, 2021 File No. 005-80071

Dear Mr. Panos:

On behalf of our client, Bimini Capital Management, Inc. (the “Company”), set forth below are responses to comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in its letter dated June 1, 2021 with respect to the Schedule TO-I filed by the Company on May 27, 2021 (File No. 005-80071) (the “Schedule TO”).

For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by the Company’s response. Concurrently with filing this letter, the Company is filing Amendment No. 1 to the Schedule TO, which includes revisions to the Schedule TO in response to the Staff’s comments.

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U.S. Securities and Exchange Commission June 4, 2021 Page 2

Schedule TO-I

Exhibit (a)(1)(A) – Offer to Purchase

General

1.	The issuer has presented the security holders with a choice in selecting a price between a range of $1.50 and $2.00 at which they are willing to sell their securities. The $0.50 difference between the high and low price in the range represents a 33% deviation above the lowest price in the range. Please advise us of the authority upon which the issuer relied to include a range of this proportion. In addition, please advise us, with a view towards revised disclosure, how the issuer concluded that the use of such a price range was compliant with Section 14(e), Rule 13e-4(d)(1)(ii) and Rule 14e-1(b).

Response: The Company respectfully submits that its Board of Directors believed that the price range in its modified Dutch auction tender offer was a reasonable range of potential offer prices in light of the recent trading range of and market conditions relating to the Company’s Class A common stock. The Company does not believe that the Commission, the Staff or the courts have specifically addressed the issue of what constitutes a reasonable price range for a modified Dutch auction tender offer. While many modified Dutch auction tender offers appear to use a price range of approximately 15% of the minimum price, the Company notes that such tender offers have been completed using price ranges in excess of 15% in the past.

The Company analyzed various metrics, including the wide trading range of the Company’s Class A common stock, low levels of liquidity and low stock price. The Company’s 52-week trading range preceding the announcement of the tender offer was $0.55 to $1.50 (a range of approximately 173% of the 52-week low) with an average daily trading volume of approximately 5,700 shares per day during this time period. In addition, the low end of the tender offer range was approximately 10% higher than the last sale price of the Class A common stock on the day immediately preceding the announcement of the tender offer.

The Company analyzed these and additional metrics and considered various prices in setting a range that it believed would best position it to repurchase the shares sought in the tender offer at a market-efficient price that provides reasonable price specificity to stockholders in determining whether to participate in the tender offer.  The Company selected the price range that would allow the Company to offer stockholders a higher maximum price than the Company would have offered if it had used a range of 15% over the minimum price.

However, in response to the Staff’s comment, the Company has revised the price range in the Offer to Purchase and the Schedule TO to $1.65 to $1.85, with $0.05 offer increments.

U.S. Securities and Exchange Commission June 4, 2021 Page 3

Important, page i

2.	We note the following statement: “If, after such good faith effort, we cannot comply with the applicable law and regulation, the Offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of shares in such jurisdiction.” While offer materials need not be disseminated into jurisdictions where such a distribution would be impermissible, please remove the implication that tendered shares will not be accepted from all shareholders. See Rule 13e-4(f)(8)(i) and guidance in Section II.G.1 of Exchange Act Release No. 58597 (September 19, 2008). Please also make any conforming changes to similar statements in the Offer to Purchase and Exhibit (a)(1)(B).

Response: In response to the Staff’s comment, the disclosure in the Offer to Purchase has been revised as requested on pages ii, 5 and 39, and the disclosure in the Letter of Transmittal has been revised as requested on page 9.

Proration, page 14

3.	We note that in the event of proration, you expect to commence payment for any shares tendered for “up to five business days after the Expiration Date.” The use of the term “commence” in this context is ambiguous and implies payment may not be completed by that day. Please provide us with an analysis as to how this offer term complies with the prompt payment provision of Exchange Act Rules 13e-4(f)(5) and 14e-1(c). See Release No. 34-43069 (July 24, 2000) and the text accompanying footnotes 44 and 45.

Response: In response to the Staff’s comment, the Company has amended the Offer to Purchase on page 14 to clarify that the Company will pay the purchase price promptly following the expiration date of the tender offer, and eliminated the statement regarding expecting to commence payment up to five business days after the Expiration Date.

Conditions of the Tender Offer, page 24

4.	We note that the offer conditions may be asserted “regardless of the circumstances giving rise to the event or events (including any action or inaction by us)…” Conditions that are subjectively determinable or within the control of an offeror may result in the offer being deemed illusory and thus in contravention of Section 14(e) of the Securities Exchange Act of 1934. Please revise this statement to remove the implication that offer conditions may be triggered by your action or inaction

U.S. Securities and Exchange Commission June 4, 2021 Page 4

Response: In response to the Staff’s comment, the Company has amended the Offer to Purchase on page 24 to remove the implication that offer conditions resulting from action or inaction by the Company may be asserted by the Company .

Source and Amount of Funds, page 27

5.	Revise to state, if true, that no alternative plan exists to finance the purchase of tendered shares. See Item 7 of Schedule TO and corresponding Item 1007(b) of Regulation M-A.

Response: In response to the Staff’s comment, the Company has revised the Offer to Purchase on page 27 to state that no alternative plan exists to finance the purchase of tendered shares.

Incorporation by Reference, page 28

6.	Item 10 of Schedule TO, titled “Financial Information,” was determined not to be applicable, presumably due to the reliance by the issuer on Instruction 2 thereto. Notwithstanding this determination, a decision was nevertheless made to include financial information via this section. To the extent such information was determined to be material, its voluntary inclusion within the Offer to Purchase impliedly contradicts the representation made in response to Item 10. With a view toward revised disclosure, please reconcile these seemingly conflicting disclosures.

Response: The Company respectfully advises the Staff that the financial information included in the Offer to Purchase by means of the incorporation by reference of the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 has been voluntarily included. In response to the Staff’s comment, the Company has revised the disclosure in Item 10 of the Schedule TO to clarify that, while such financial information has been voluntarily included, the Company believes that Item 10 is not applicable because (i) the consideration in the tender offer consists solely of cash, (ii) the tender offer is not subject to any financing condition, and (iii) the Company is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR.

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U.S. Securities and Exchange Commission June 4, 2021 Page 5

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (202) 639-6526.

Very truly yours,

/s/ S. Gregory Cope
S. Gregory Cope

cc:       Robert E. Cauley, Bimini Capital Management, Inc.